EXHIBIT 2.8

English Language Summary of the Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009.

The indenture sets forth the terms and conditions for Ultrapar Participacoes S.A.’s (“Issuer”) third public offering of simple debentures, which are non-convertible, unsecured and non-preferred and offered in a single series (“Debentures”). The Debentures are registered in Brazil and will be distributed in the primary market though the Modulo de Distribuição de Títulos administered by CETIP S.A., and in the secondary market by Modulo Nacional de Debêntures, and/or through the BOVESPAFIX managed by BM&FBOVESPA S.A. Bradesco S.A. will act as the underwriter and Pentágono S/A DTVM will act as trustee (“Trustee”). The indenture is governed by Brazilian law and any dispute will be litigated in the courts in the city and state of São Paulo.

Debenture Characteristics

The total value of the Debentures is R$1.2 billion, the subscription price of which is the nominal value, plus interest calculated on a pro rata temporis basis from the date of the issuance until the effective date of the subscription. The Debentures shall be in a single series and shall be issued and distributed under the terms of ICVM 476, defined by the Brazilian securities regulator). The proceeds of the issuance shall be used to redeem 120 outstanding promissory notes for R$1.2 billion.

The Debentures are simple, non-convertible, unsecured and non-preferred, maturing on December 4, 2012, which is 1279 days from the date of the issuance. The nominal value of each Debenture is R$1 million, with a total of 1,200 Debentures issued.

The Debentures bear an annual interest rate of 100% of the interbank certificate of deposit rate (CDI) plus 3.0% per annum until December 4, 2009 and an annual interest rate of 108,5% of the interbank certificate of deposit rate (CDI) from December, 4 2009 to the final maturity date (as defined on the second amendment). The principal of which is due on the final maturity date. Interest payments shall be made annually on the anniversary of the issuance date. In the event the Issuer does not make the required annual interest payments, the Issuer shall owe the Debenture holder an additional 2% penalty and a 1% interest payment per month on the outstanding amount.

Acquisition of Debentures

The Issuer may at any time acquire in the market outstanding Debentures for no less than the nominal value plus interest calculated pro rata temporis. In addition, the Issuer may redeem the Debentures at any time, in which case an additional premium will be paid in connection therewith.

Acceleration Provisions

The Debentures will mature immediately upon (a) the direct or indirect change of control of the Issuer, (b) the initiation of a collection proceeding against the Issuer or its controlling shareholders, (c) insolvency or liquidation (or similar event) of the Issuer or its controlling shareholders or (d) the Issuer’s failure to make required principal or interest payments on respective dates. In the event of a direct or indirect change of control of the Issuer, the Trustee must call a meeting of the Debenture holders to deliberate on the accelerated maturity of the Debentures. The indenture also sets forth the nature and composition of any general meeting of Debenture holders.

Other Issuer Obligations

The Issuer must prepare and submit the necessary financial and audit reports to the appropriate Brazilian authorities as well as to the Trustee. In addition, the indenture sets forth obligations of the Trustee. In the event of any default by the Issuer, the Trustee will take any judicial or extrajudicial action available to protect the interests of the Debenture holders. Additionally, within 30 days of an insolvency or other condition impeding the Trustee to exercise its duties, the Trustee will call a general meeting of the Debenture holders to select a new trustee.

The Issuer, and when applicable the Debenture holders, agree to indemnify the Trustee for all losses incurred in its role as Trustee, including losses resulting from legal proceedings initiated against the Trustee and legal fees and other costs incurred in addressing the Issuer’s failure to make any required interest and principal payments.

Final Provisions

The indenture sets forth the method in which meetings of the Debenture holders are held. In addition, the Issuer represents and warrants that it has the right to enter into the indenture and that the indenture shall not impede any other indenture in which the Issuer has already entered, among others.

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